Bitstream Inc. 500 Nickerson Road Marlborough, MA 01752-4695
www.bitstream.com	Phone 617.497.6222 Fax 617.868.0784

November 18, 2010

Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporate Finance

Attn:	Patrick Gilmore, Accounting Branch Chief
Jennifer Fugario, Staff Accountant

RE:	Bitstream Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 31, 2010
Amendment No. 1 to Form 8-K Filed August 18, 2010
File No. 000-21541

Dear Mr. Gilmore:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated October 19, 2010 (the “Comment Letter”) relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Annual Report”) and Amendment No. 1 to Form 8-K (the “Current Report”) filed on August 18, 2010, of Bitstream Inc. (the “Company”). In order to facilitate your review of the company’s responses, we have restated each of the Commission Staff’s comments below with the Company’s response to each comment following immediately thereafter.

Amendment No. 1 to Form 8-K Filed August 18, 2010

Item 9.01 Financial Statements and Exhibits

Exhibit 99.1

1. Please explain to us your use of the term “Carve-Out” in connection with your presentation of the financial statements of Press-Sense Ltd. as of and for the periods ended December 31, 2009 and 2008. As part of your response, please confirm whether the financial statements presented represent the full financial statements of Press-Sense Ltd. for these periods.

The Company confirms that the audited financial statements filed as Exhibit 99.1 to the Current Report represent the full financial statements of Press-Sense Ltd. for the years ended December 31, 2008 and 2009 in accordance with SAB Topic 1.B.1. and Section 2065.2 of the Division of Corporation Finance Financial Reporting Manual (the “Financial Reporting Manual”). The historical financial statements of Press-Sense for the years ended December 31, 2008 and 2009 were audited in accordance with U.S. GAAP.

The use of the term “Carve-Out” was not intended to indicate that the financial statements were of the nature described in Section 2065.3 of the Financial Reporting Manual, but a term utilized to distinguish the audited financial statements as prepared for the management of Bitstream Inc. rather than Press-Sense Ltd.

2. Please tell us how you considered Rule 8-04(c)(1) of Regulation S-X. In this regard, we note that you have not provided interim financial statements for Press-Sense Ltd.

In accordance with Rule 8-04(c)(1) of Regulation S-X, the Company determined that at least one of the conditions specified under Rule 8-04(b) exceeded 40% and that financial statements of Press-Sense Ltd. for the two most recently completed fiscal years would be required together with any interim financial statements required pursuant to Rule 8-03 of Regulation S-X.

In assessing which financial statements of Press-Sense Ltd. were required by Rule 8-03 of Regulation S-X, the Company first determined that the assets it acquired from Press-Sense Ltd. constituted a “business” within the meaning of Rule 11-01(d) of Regulation S-X because the assets acquired included the employee base, market distribution methodologies, sales force and customer base of Press-Sense Ltd. and the nature of the revenue producing activity of the assets would remain the same after the acquisition. In addition, the Company determined that Press-Sense Ltd. was a “foreign business” as such term is defined in Rule 1-02(l) of Regulation S-X, because all of its officers and directors and substantially all of its assets and operations were located outside of the United States.

In making this assessment, we also considered that under Rule 8-04(e) of Regulation S-X, financial statements of a foreign business acquired meeting the requirements of Item 17 of Form 20-F will satisfy the requirements of Rule 8-04.

In Securities Exchange Act Release No. 34-35094, the Commission adopted rule amendments that provided in relevant part that “the financial statements of significant foreign equity investees and acquired foreign businesses furnished in filings by domestic issuers can be updated on the same time schedule as foreign private issuers. Registration statements of foreign private issuers need not include audited financial statements of the most recently completed fiscal year until six months after the year-end; unaudited interim financial statements are required only to the extent necessary to bring the most recent financial statements included in the filing to a date within ten months of effectiveness.” The Company also notes that Section 6220.7(b) of the Financial Reporting Manual states that financial statements of a foreign business prepared in accordance with Rule 3-05 of Regulation S-X (the corollary regulation to Rule 8-04 for accelerated filers) “generally need not be updated if the omitted period is less than six months, and the acquired business does not prepare quarterly financial statements under its home-country reporting requirements.”

Based upon the Company’s determination that the Press-Sense Ltd. assets acquired on June 3, 2010 constituted a foreign business under Rules 11-01(d) and Rule 1-02(l) of Regulation S-X, the Company concluded that interim financial statements of the acquired foreign business were not required pursuant to Securities Exchange Act Release No. 34-35094 (including the amendments to Item 17 of Form 20-F effected pursuant thereto) and the Commission Staff guidance set forth in Section 6220.7(b) of the Financial Reporting Manual.

3. We note that the pro forma balance sheet combines the Bitstream balance sheet as of March 31, 2010 and the Press-Sense Ltd. balance sheet as of December 31, 2009. Please explain your basis for using the Press-Sense Ltd. balance sheet as of December 31, 2009 rather than the balance sheet as of March 31, 2010. Refer to any authoritative guidance you relied upon.

Rule 11-02(c)(1) of Regulation S-X requires the Company to include a pro forma balance sheet as of the end of the most recent period for which a consolidated balance sheet of the registrant is required by Rule 3-01 of Regulation S-X, which at the time of the acquisition was the Company’s balance sheet as of March 31, 2010. The Company determined to use the audited balance sheet of Press-Sense Ltd. as of December 31, 2009 to prepare its pro forma balance sheet as of March 31, 2010 because the audited balance sheet of Press-Sense Ltd. as of December 31, 2009 provided the most reliable and meaningful balance sheet information of Press-Sense Ltd.

The Company considered Rule 11-02(c)(3) and Sections 3220.8 and 6220.8(b) of the Financial Reporting Manual, and used this guidance in determining that the Company could present its pro forma balance sheet as filed within the Current Report. The Company notes that Rule 11-02(c)(3) permits statements of income that differ because of different fiscal year ends to be brought up to within 93 days of each other, if practicable. The Company also notes that Section 6220.8(b) of the Financial Reporting Manual states that Article 11 of Regulation S-X permits the ending date of the periods included for the target company to differ from those of the registrant by up to 93 days. Registrants are permitted to use combinations of periods that involve overlaps or gaps in the information of the target company of up to 93 days, provided that the resulting annual and interim periods are of the same length required for the registrant, and there are no overlaps or gaps in the registrant’s information. The Press-Sense Ltd. balance sheet as of December 31, 2009 was within 93 days of the March 31, 2010 Bitstream balance sheet date. In addition, the Company notes that Section 3220.1 of the Financial Reporting Manual provides in relevant part that “[A] pro forma balance sheet is not required if the acquisition or disposal is already reflected in a historical balance sheet.” At the time of the filing of the Current Report, the acquisition of the Press-Sense Ltd. assets was already reflected in the Company’s historical balance sheet filed with its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.

Based on this guidance, the Company respectfully submits that because of the impracticability of obtaining a balance sheet of Press-Sense Ltd. as of March 31, 2010, the Press-Sense Ltd. balance sheet as of December 31, 2009 was within 93 days of the March 31, 2010 Company balance sheet, and the acquisition is already reflected in the Company’s June 30, 1010 Form 10-Q, that a pro forma balance sheet as of December 31, 2009 meets the requirements of Rule 11-02(c)(1).

The Company acknowledges that:

– the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and 8-K filing;

– SEC staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

– the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 617-520-8377 if you have any additional comments or questions concerning the Form 10-K for the fiscal year ended December 31, 2009 and Amendment No. 1 to Form 8-K filed August 18, 2010.

Sincerely,

/s/ James P. Dore

James P. Dore

Vice President and Chief Financial Officer

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